UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to __________

Commission file number 001-15169

A.	Full title of Plan and the address of the Plan, if different from that of the issuer named below:

The Perficient, Inc. 401(k) Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Perficient, Inc.
1120 South Capital of Texas Highway, Bldg B Suite 220
Austin, Texas 78746

The Perficient, Inc. 401(k) Employee Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2005 and 2004

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule

Schedule of Assets (Held at End of Year)	11

Exhibits	12

Signatures	13

Consent of Independent Auditors	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees
The Perficient, Inc. 401(k) Employee Savings Plan
Austin, Texas

We have audited the accompanying statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule of Assets (Held at End of Year)) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

June 14, 2006
Eau Claire, Wisconsin

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

Assets	2005	2004

Investments:
Mutual funds	$14,901,978	$6,836,413
Employer securities	646,687	273,172
Guaranteed interest contract	490,153	0
Participant loans	105,515	46,410

Total investments	16,144,333	7,155,995

Receivables:
Employer contributions	13,615	12,072
Participant contributions	92,632	46,513
Loan payments	1,740	921

Total receivables	107,987	59,506

NET ASSETS AVAILABLE FOR BENEFITS	$16,252,320	$7,215,501

See accompanying notes to financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$993,255	$829,970
Interest and dividends	201,519	0
Participant loan interest	4,591	1,459

Total investment income	1,199,365	831,429

Contributions:
Employee	2,727,348	1,503,302
Employer	390,191	244,241
Rollover	864,297	177,482

Total contributions	3,981,836	1,925,025

Transfers from merged plans	5,732,037	0

Total additions	10,913,238	2,756,454

Deductions from net assets attributed to:
Benefits paid directly to participants	1,864,240	515,726
Administrative expenses	12,179	674

Total deductions	1,876,419	516,400

Net increase	9,036,819	2,240,054

Net assets available for benefits:
Beginning of year	7,215,501	4,975,447

End of year	$16,252,320	$7,215,501

See accompanying notes to financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Perficient, Inc. (the “Company”) who are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute up to 25% of their pretax annual compensation to any of the investment funds. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may make matching contributions up to specified amounts at its discretion. The Company may not make a contribution to the Plan for any Plan year to the extent the contribution would exceed the participant’s maximum permissible amount. The matching contribution for 2005 and 2004 was 25% of the first 6% of eligible compensation deferred by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of (a) other Company discretionary contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Investments

All assets of the Plan are participant-directed investments.

Participants have the option of directing their account balance to one or more different investment options. The investment options include various fixed and equity mutual funds, a guaranteed investment contract, and Perficient, Inc. common stock.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Nonforfeitable Percentage

Less than 1	0
1	33
2	66
3 or more	100

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, participant’s death or disability, in the event of termination, or if the participant reaches age 70 ½ while still employed. Benefits may be paid in a lump-sum distribution or installment payments.

Forfeited Accounts

In accordance with the Plan provisions, the forfeitures are used to reduce employer contributions. Forfeitures during the years ended December 31, 2005 and 2004, were $43,925 and $11,754, respectively. At December 31, 2005, forfeited nonvested accounts totaled $82,838.

Participant Loans

Upon written application of a participant, the Plan may make a loan to the participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance, or $50,000. Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant’s investment accounts and bears interest at a rate commensurate with local rates for similar plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments in mutual funds and employer securities are stated at fair value, which is determined based on quoted market prices. The guaranteed interest contract with Principal Life Insurance Company is a general account-backed stable value contract that is valued at contract value. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually, less withdrawals or transfers by participants. The stated rate of return of the contract at December 31, 2005, was 3.4%. The rate was reset to 3.3% on January 1, 2006. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004:

	2005	2004

Principal Life Insurance Company:
S&P 500 Index	$1,060,431	*
Lifetime Strategic Income	4,140,003	*
American Funds:
Europacific Growth	1,177,680	*
Growth Fund of America	2,617,022	*
Alliance Bernstein Large Cap Value	1,229,495	*
Janus Worldwide Fund	*	$468,379
Janus Twenty Fund	*	515,131
T. Rowe Price Mid Cap Growth Fund	*	955,561
T. Rowe Price Small Cap Stock Fund	*	668,028
Hartford Index Fund	*	510,270
Hartford Money Market HLS	*	932,052

* Not a 5% investment in respective year.

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments purchased, sold, or held during the year) appreciated in fair value as follows:

	2005	2004

Mutual funds	$824,454	$679,823
Employer securities	168,801	150,147

Net appreciation	$993,255	$829,970

4.	Income Tax Status

The Plan’s latest determination letter is dated September 16, 2003, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Effective January 1, 2006, the Plan was amended and restated to comply with applicable law changes. Perficient, Inc. believes the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2005. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	Party-In-Interest Transactions

As of December 31, 2005 and 2004, the Plan held 72,580 and 178,957 shares, respectively, of Perficient, Inc. common stock. Total outstanding Perficient, Inc. common stock as of December 31, 2005, was approximately 24 million shares.

During the years ended December 31, 2005 and 2004, the Plan had the following transactions involving the Perficient, Inc. common stock investment:

	2005	2004

Shares purchased	126,763	402,585
Shares sold	233,140	318,951
Cost of shares purchased	$903,535	$367,257
Gain (loss) realized on shares sold	$463,370	$20,804

Certain Plan investments are managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest.

The Plan is administered by trustees consisting of officers and employees of the Company. The Company pays certain administrative expenses of the Plan.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Plan Mergers

During 2005, two 401(k) plans were merged into The Perficient, Inc. 401(k) Employee Savings Plan for companies acquired by Perficient, Inc. in 2004. On January 24, 2005, $2,848,850 was transferred into the Plan from the Genisys, Inc. 401(k) Plan. On February 4, 2005, $2,883,187 was transferred into the Plan from the Meritage Technologies, Inc. Salary Savings & Profit Sharing Plan.

Perficient, Inc. acquired Bay Street Solutions and Insolexen Corp. on April 7, 2006, and
May 31, 2006, respectively. As a result of these acquisitions, the Bay Street Solutions 401(k) Plan and Insolexen Corporation 401(k) Plan will be merged into The Perficient, Inc. 401(k) Employee Savings Plan with an effective date of August 1, 2006. The approximate value of the two plans to be transferred in 2006 is $1,053,800.

9.	Trustee Change

Effective January 1, 2005, the Plan changed Trustee and the Plan administrator from Hartford Life Insurance Company to the Principal Life Insurance Company.

10.	Recently Issued Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which is effective for plan years ending after December 15, 2006. Management is currently evaluating the applicability of the FASB Staff Position to the Plan’s financial statements.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2005

Form 5500, Schedule H, Part IV, Line 4(i)

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer	Description	Cost	Current Value

*	Principal Life Insurance Company:
	Bond and Mortgage Securities	Mutual fund	**	$407,566
	S&P 500 Index	Mutual fund	**	1,060,431
	Lifetime Strategic Income	Mutual fund	**	4,140,003
	Lifetime 2010	Mutual fund	**	147,261
	Lifetime 2020	Mutual fund	**	347,109
	Lifetime 2030	Mutual fund	**	717,836
	Lifetime 2040	Mutual fund	**	162,963
	Lifetime 2050	Mutual fund	**	77,269
	S&P 400 Index	Mutual fund	**	498,101
	Real Estate Securities	Mutual fund	**	166,076
	S&P 600 Index	Mutual fund	**	713,595
	Small Cap Value	Mutual fund	**	579,860
	T. Rowe Price Large Cap Blend	Mutual fund	**	15,404
	American Funds:
	Europacific Growth	Mutual fund	**	1,177,680
	Growth Fund of America	Mutual fund	**	2,617,022
	Alliance Bernstein Large Cap Value	Mutual fund	**	1,229,495
	Neuberger Berman Mid Cap Value	Mutual fund	**	632,361
	American Century Vista	Mutual fund	**	57,479
	Fidelity Advisor Small Cap	Mutual fund	**	154,467

	Total mutual funds		**	14,901,978

*	Perficient, Inc.	Employer securities	**	646,687
*	Principal Life Insurance Company:
	Fixed Income	Guaranteed interest contract	**	490,153
	Participant Loans	Interest rate of 4% - 9%	**	105,515

	Total investments			$16,144,333

* Party-in-interest transaction considered exempt by the DOL.
** Cost omitted for participant-directed investments.

Exhibits

Exhibit
Number	Description
23.1	Consent of Wipfli LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

July 10, 2006	/s/ Michael D. Hill
Michael D. Hill
Chief Financial Officer